OD
12/13

[redacted]

SEC 13026342 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-25064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond C. Forbes & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie-Regina Forbes (212) 742-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 12/18/13

OATH OR AFFIRMATION

I, Marie-Regina Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond C. Forbes & Co., Inc., as of September 30th, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 01CA0538680
Qualified in Kings County
Certificate filed in New York County
Commission Expires February 28, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND C. FORBES & CO., INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2013

TABLE OF CONTENTS

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado

Independent Auditors' Report

To the Shareholders of
Raymond C. Forbes & Co., Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond C. Forbes & Co., Inc. as of September 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Raymond C. Forbes & Co., Inc. as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Wittlin Smith & Brown, PC

November 25, 2013

RAYMOND C. FORBES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

Assets	
Cash and cash equivalents	$ 526,649
Deposit held by clearing broker	101,312
Receivables from brokers and dealers	311,845
Securities owned, at market value	845,800
Due from affiliated company	20,000
Other assets	30,572
Total assets	$ 1,836,178
Liabilities and Stockholders' Equity	
Accrued expenses and other liabilities	$ 933,307
Payable to clearing broker	271,743
Income taxes payable	2,050
Total liabilities	1,207,100
Common stock (no par value; 200 shares authorized, 105 issued and outstanding)	275,000
Additional paid-in capital	5,724,560
Accumulated deficit	(5,370,482)
Total stockholders' equity	629,078
Total liabilities and stockholders' equity	$ 1,836,178

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, the NASDAQ Stock Market, and other exchanges.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents includes cash in bank accounts and shares owned of a money market fund.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of income.

Security Valuation
GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. The accounting rules establish a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset and liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs, which are significant to the overall situation.

The three- tier hierarchy of inputs is summarized below:

Level 1: Quoted prices in active markets for identical investments

Level 2: Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary exchange such securities are traded, unless there is no activity, in which case the mean between the last reported bid and the last reported ask price is used. Securities for which market quotations are not readily available are valued at their fair value, as determined in good faith under consistently applied procedures established by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements.

At September 30, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not subject to U.S. federal and state income tax audits for all periods before fiscal year ended September 30, 2010.

In addition the Company has no income tax related penalties or interest for the period reported in these financial statements.

NOTE 3. TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND DEALERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customer transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2013, the Company had net capital of $331,881, which exceeded the minimum net requirement of $62,357 by $269,524.

NOTE 5. SECURITIES OWNED

At September 30, 2013, securities owned consisted of equity shares of one issuer.

NOTE 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2013:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at September 30, 2013	Valuation Technique
Investment securities:					
Equity securities	$ 838,000	$ -	$ -	$ 838,000	(a)
Options	7,800	-	-	7,800	(a)
Total	$ 845,800	$ -	$ -	$ 845,800	

During the year ended September 30, 2013, there were no transfers between levels of the fair value hierarchy.

NOTE 7. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan"). The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 4% of an employee's compensation. During the year ended September 30, 2013, the Company contributed approximately $25,000 to the Plan.

NOTE 8. INCOME TAXES

Although the Company is an S corporation for income tax purposes, it must report its taxable income as a C corporation to the City of New York. The Company utilizes an asset and liability approach to financial accounting and reporting for income. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company holds unrealized losses on its securities owned amounting to approximately $778,000.

The Company files its corporation income tax returns on a September 30 fiscal year end. The Company has New York City net operating loss carryforwards of approximately $1,410,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

September 30,		
2028	$	637,000
2029		551,000
2032		222,000
	$	1,410,000

The unrealized loss and net operating loss carryforwards give rise to a deferred tax asset of $125,000. However, the Company has determined that a valuation allowance of $125,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company had transactions with three entities related through common ownership. The Company earned approximately $53,000 of income from one of those entities and paid approximately $52,000 of expenses on its behalf. The Company has loaned $20,000 to the affiliated company. The loan is non-interest bearing and is reflected as a receivable from the affiliated company.

The Company was reimbursed for expenses amounting to approximately $8,700 from another of the affiliated companies.

An obligation of the Company is being paid by another of the related entities. The total paid during the fiscal year was $36,073. There is no obligation to pay for these expenses. The remaining obligation is $99,970 and will be paid by the related entity.

Additionally, the Company was loaned $25,000 by one of its owners. The loan was non-interest bearing and was repaid in full by September 30, 2013.

NOTE 10. CONCENTRATIONS

Cash and cash equivalents, amounts due from clearing brokers, and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

NOTE 11. SUBSEQUENT EVENTS

The Company anticipates a capital withdrawal within the next six months equal to approximately $45,000. There are no other events requiring recognition or disclosure in the financial statement.